May 29, 2014
Via EDGAR
Mr. Stephen Krikorian
Mr. Juan Migone
Ms. Christine Davis
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Omnicell, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 17, 2014
File No. 000-33043
Ladies and Gentlemen:
On behalf of Omnicell, Inc. (the “Company”), set forth below are the Company’s responses to the comment letter dated May 7, 2014 (the “Comment Letter”) received from the staff of the Commission (the “Staff”) with respect to the above-referenced Form 10K for Fiscal Year Ended December 31, 2013 filed with the Securities and Exchange Commission on March 17, 2014. For your convenience, the Company has reproduced the comments from the Staff in italics below in the order provided followed by the Company’s corresponding response.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 42

1.
We note that cost of revenues is the largest expense line item; however, you provide minimal disclosure about the costs included in this line item or how these costs have changed from the prior period. Please tell us what consideration you gave to presenting disclosures that would provide greater insight into the relative significant and variability of the significant cost components included within cost of revenues on a consolidated basis and by reportable segment.

The Company respectfully advises the Staff that in preparing the disclosure regarding cost of revenues, we have historically considered the significant contributing factors that have driven the major components of cost of revenues such as material and installation costs, as well as the impact of such factors on gross profit and gross margin percentages, as described in the paragraph immediately following the paragraph to which the Staff refers in this Comment. The comparative amounts for the year-ended December 31, 2012 reflected only a partial year of contribution from our Non-Acute segment, which we believed was a significant factor that should be considered in evaluating the comparative results. Other significant factors such as those described in the Gross Profit discussion were also considered.

Accordingly, the Company respectfully acknowledges the Staff’s comment and will provide enhanced quantitative and qualitative disclosures that will provide greater insight into the relative significance and variability of the significant cost components included within cost of revenues on a consolidated basis and by reportable segment within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for future filings.

In this regard, we have enhanced our disclosures for our Form 10-Q for the quarter ended March 31, 2014 (the "Current 10Q") to provide greater insight regarding the results of our Revenue, Cost of Revenue and Gross Profit for each of our reported segments. The following is an excerpt of the relevant disclosure in the Current 10-Q:

Revenues, Cost of Revenues and Gross Profit

The table below shows our consolidated revenues, cost of revenues and gross profit for the three months ended March 31, 2014 and 2013 and the change between those periods (in thousands, except percentages):

	Three Months Ended March 31, 2014			Three Months Ended March 31, 2013
	Automation and Analytics	Medication Adherence	Total	Automation and Analytics	Medication Adherence	Total
Total revenues	$81,499	$20,265	$101,764	$68,713	$18,397	$87,110
Cost of revenues	34,940	12,329	47,269	30,276	11,467	41,743
Gross profit	$46,559	$7,936	$54,495	$38,437	$6,930	$45,367
Gross margin %	57.1%	39.2%	53.6%	55.9%	37.7%	52.1%

    Revenues. The increase in revenues for the three months ended March 31, 2014 was primarily driven by increased installations of our automation products and, to a lesser extent, increased consumables revenue related to our Medication Adherence segment.

We anticipate our revenues will continue to increase in 2014 compared to the same periods in 2013, as we fulfill our existing orders. Our ability to continue to grow revenue is dependent on our ability to continue to obtain orders from customers, our ability to produce quality consumables to fulfill customer demand, the volume of installations we are able to complete and our ability to meet customer needs by providing a quality installation experience and our flexibility in manpower allocations among customers to complete installations on a timely basis. The timing of our product revenues for equipment is primarily dependent on when our customers’ schedules allow for installations.

Cost of revenues. The increase in cost of product revenues was primarily a function of revenue growth and overall product mix.

Gross profit. The increase in gross profit and gross margin percentage was primarily a result of the overall increase in revenues and changes in product mix.

Automation and Analytics Segment

The table below shows our Automation and Analytics segment results for the periods shown, and the change between those periods (in thousands, except percentages):

	Three Months Ended March 31,		Change in
	2014	2013	$	%
Product Revenue	$63,120	$51,608	$11,512	22.3%
Service Revenue	18,379	17,105	1,274	7.4%
Total revenues	81,499	68,713	12,786	18.6%
Product Cost	27,151	22,616	4,535	20.1%
Service Cost	7,789	7,660	129	1.7%
Cost of revenues	34,940	30,276	4,664	15.4%
Product Margin	35,969	28,992	6,977	24.1%
Service Margin	10,590	9,445	1,145	12.1%
Gross profit	$46,559	$38,437	$8,122	21.1%
Gross margin %	57.1%	55.9%

Our Automation and Analytics segment contributed $63.1 million in product revenue for the three months ended March 31, 2014 compared to $51.6 million for the same period in 2013. This growth was driven by increased installations of our automation and analytics products fueled by our strong booking performance in 2013, which is a result of continued competitive conversions, increased volume of upgrades to our G4 platform and sales of automated dispensing systems into non-acute care facilities. Service revenues for this segment, which reflect maintenance contracts, rentals of automation systems, and training and professional services, contributed $18.4 million in services and other revenues for the three months ended March 31, 2014 compared to $17.1 million for the same period in 2013. This growth is a result of expansion of our installed customer base generated by new installations over the last year.

Our Automation and Analytics segment contributed $27.2 million in product costs for the three months ended March 31, 2014 compared to $22.6 million for the same period in 2013 while service costs of $7.8 million in the three months ended March 31, 2014 was relatively flat with the same period in 2013. The increase in product costs is primarily a function of the increased revenue and product mix.

Our Automation and Analytics segment gross profit on product revenue increased by $7.0 million for the three months ended March 31, 2014 compared to the same period in 2013 as a result of the overall increase in revenues. Product gross margin, which may fluctuate as a result of product mix, remained relatively flat for these same periods. Service gross profit increased by $1.1 million with a corresponding increase in service margins in excess of 12.1% which reflects the higher service revenues without a consistent increase in service staffing or spare parts usage. This increased efficiency is a result of higher reliability rates of our G4 product platform as compared to previous products.

Medication Adherence Segment

The table below shows our Medication Adherence segment results for the periods shown, and the change between those periods (in thousands, except percentages):

	Three Months Ended March 31,		Change in
	2014	2013	$	%
Product Revenue	$19,460	$17,628	$1,832	10.4%
Service Revenue	805	769	36	4.7%
Total revenues	20,265	18,397	1,868	10.2%
Product Cost	11,748	10,931	817	7.5%
Service Cost	581	536	45	8.4%
Cost of revenues	12,329	11,467	862	7.5%
Product Margin	7,712	6,697	1,015	15.2%
Service Margin	224	233	(9)	(3.9)%
Gross profit	$7,936	$6,930	$1,006	14.5%
Gross margin %	39.2%	37.7%

Our Medication Adherence segment contributed $19.5 million in product revenues for the three months ended March 31, 2014 as compared to $17.6 million for the same period in 2013. Our product revenues in this segment increased year over year due to increased sales of medication adherence blister cards and increased sales of OnDemand medication packaging systems. Service revenues in this segment remained approximately 4.1% of total revenue and showed a modest increase commensurate with our growing install base.

Our Medication Adherence segment contributed product costs of $11.7 million for the three months ended March 31, 2014 as compared to $10.9 million for the same period in 2013. These higher costs are attributable to the product revenue growth in this segment.

Our Medication Adherence segment's increase in gross profit and gross margin percentage for the three months ended March 31, 2014, reflect primarily a product mix shift towards higher value medication adherence solutions.

Note 2. Business Acquisition, page 47
MTS Medication Technologies, Inc.
Identifiable intangible assets, page F-17

2.
We note that the amortization period for customer relationships associated with the MTS acquisition is 28 to 30 years. Please describe the objective evidence you relied on when determining the amortization period. As part of your response, please provide insight into MTS’s customer retention history.

The Company respectfully advises the Staff that our customer base and its longevity was the key characteristic of our history of customer retention.

The MTS product is a “blister card” that pharmacies, hospitals and nursing homes utilize to package medication to their customers or patients. The MTS business and other low dollar consumable medical supply companies in the industry have unusually high customer retention rates as compared to companies in certain other industries, such as technology, because the potential savings from change in suppliers is minimal and the potential risk of a change is high. In addition, the technology related to producing blister cards has not changed in decades and thus there are little innovative changes that would cause a customer to change suppliers. These factors result in a very low customer attrition rate, which was conservatively estimated at 5% for the valuation performed to allocate the purchase price.
For the period from 2009 through 2013 the average revenue associated with lost customers was 0.69% of total revenue per year. Because of this low rate of attrition, there is a long tail of revenue from MTS’ existing customers.
The blister card (front) and the backing sold by MTS are typically less than 1% of the healthcare providers’ overall cost of the end product.
We further advise the Staff that consistency of trusted suppliers is an important aspect of quality control for healthcare providers. While customers in the healthcare sector in which MTS operates make significant capital investment in medication packaging equipment, the cost of the related consumable purchased from MTS is very low compared to the labor involved in packaging the medication and the medication itself. The risk in switching suppliers, and possibly suffering a quality issue, is very high. The blister card consumable that MTS sells averages $0.12 in cost, but the cost of the medication packaged in the card by our customers can be from $10 to $200. Switching from a consumable that functions effectively is not something that a customer frequently does because of the inherent risk adverse nature of healthcare providers.
The overall healthcare industry has experienced a steady increase in demand, stability in providers and the companies that supply them, and an evolution of technologies that are predominantly additive, instead of replacement. In addition, providers are inherently risk adverse, and so are reluctant to change suppliers if the products meet their needs. The result is a system of providers and suppliers, who are our customers that do not change frequently themselves and are reluctant to change their suppliers. The blister card consumable products sold by MTS have not changed since the company was founded in 1984. As such, the nature of our customer base for MTS is one with very low attrition rates because the basic market demand is steady and growing; providers are stable with patients that expect longevity and consistency; and the related core technology does not change, but, rather, is additive.

3.
We also note that you amortize acquired technology over a 20 year period. Please provide us with more details regarding the nature of the acquired technology. In addition, tell us how you determined that such technology will not be obsolete or rendered unusable through updates to your technology during the next 20 year period. See ASC 350-30-35-3.

The Company respectfully advises the Staff that MTS’ technology revolves around the equipment used and processes to apply the plastic blister card to a cardboard or paper backing and printing and labeling of the paper for a majority of our sales of blister cards. This basic technology of applying adhesive to the blister card and backing has not changed in decades. In addition, MTS has various sealing, filling and labeling solutions, but this is not a substantial portion of the sales.
MTS has been in existence since 1984 (28 years prior to the acquisition by Omnicell) and has relied upon the same general core technology in the production of blister cards. In that time, the largest technological change since MTS was founded was the introduction of automated packaging machinery, which simply automated the packing of the product after the items were produced.

The machinery that MTS utilizes to produce the blister cards is the same core technology as was used in the 1980’s, albeit with improvements in automation and safety. Ongoing research and development efforts have served to improve the performance of this core technology, but have not replaced it. Such improvements include speed, accuracy, equipment size, etc. Our technology valuation analysis conducted at the time of the acquisition accounted for such gradual improvements over time.
Our management believes that there would need to be a fundamental change in the way medicine is administered before the core MTS technology would be rendered obsolete.  While technological advances in the healthcare sector could certainly introduce such fundamental changes, we believe MTS’ 28 year history provides a valid benchmark for continued longevity of the current technology.
In estimating the fair value of our acquired technology asset, we applied the discounted cash flow method which is based on the estimation of projected cash flows generated by the asset, discounted to present value, over the asset’s expected remaining economic life, which was 20 years. In applying the discounted cash flow method, we used a discount rate that reflects the time value of money and the risks of achieving the projected cash flows. We determined the expected remaining economic life of the asset by estimating the amount of time that corresponds with the distribution of expected future cash flows, or at least 95% of the future cash flows, which is a function of multiple factors, with no one factor more presumptive than the other.  We considered our expected use of the acquired technology from MTS which revolves around various sealing, filing and labeling solutions. As previously mentioned, MTS has relied upon the same core technology since its founding in 1984, and this technology has not exhibited migration (i.e. obsolescence or decay).
Note 6. Property and Equipment, page F-19

4.
Your disclosure on page 45 indicates that the increase in SG&A was partially due to depreciation expenses for your new corporate headquarters and manufacturing buildings occupied in 2012. Please explain your basis for including depreciation on manufacturing buildings in SG&A. In this regard, it would appear that depreciation on the manufacturing buildings would be a cost of revenue.

The Company respectfully advises the Staff that the Company did, in fact, record depreciation related to the new manufacturing building in cost of revenue and that the language referenced above was an inadvertent oversight. The $2.9 million increase in facility and depreciation expense which is classified as selling, general, and administrative expenses relates to the new corporate headquarters only. The Company respectfully acknowledges the Staff’s comment and will ensure any relevant disclosures in future filings will properly reflect the manner in which we have accounted for our depreciation expense.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or any changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 251-6100 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/Robin G. Seim
______________________________________________________________
Robin G. Seim, Chief Financial Officer and Executive Vice President Finance,
Administration and Manufacturing

cc: Dan S. Johnston - Omnicell, Inc.
Sally Kay - Cooley LLP
Mark Farley - Deloitte & Touche LLP